EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Below is a listing of our subsidiaries, their jurisdictions of incorporation, and the name under which they do business. Each is wholly owned. We do not list certain subsidiaries because when considered in the aggregate as a single subsidiary, they do not constitute a significant subsidiary as of December 31, 2008.

Subsidiary Name	Jurisdiction of Incorporation
Hershey Chocolate & Confectionery Corporation	Delaware
Hershey Chocolate of Virginia, Inc.	Delaware
Hershey Canada, Inc.	Canada
Hershey Mexico S.A. de C.V.	Mexico
Hershey Netherlands B.V.	The Netherlands
Hershey International Ltd.	Delaware
Mauna Loa Macadamia Nut Corporation	Hawaii